Room 4561

December 4, 2007

Marc J. Lichtman
Chief Financial Officer
Techteam Global, Inc.
27335 West 11 Mile Road
Southfield, MI 48033

Re: Techteam Global, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 9, 2007
File No. 000-16284

Dear Mr. Lichtman:

We have reviewed your response letter dated October 25, 2007, and have the following comment.

Form 10-Q for the quarterly period ended September 30, 2007

Notes to the Financial Statements

Note 6. Stock-Based Compensation, page 8

1.   We note the SAB 99 materiality analysis you have provided in response to prior comment number 1, which supports your conclusion that the error in recording stock-based compensation in the second and third quarters of fiscal year 2006 were not material to your reported results. However, we note that you have performed the quantitative analysis by comparing the error to your adjusted non-GAAP net income. We do not believe it is appropriate to use non-GAAP measures when determining whether an error is quantitatively material to your reported results. Therefore, please provide your materiality analysis which assesses the quantitative impact of the error on your reported GAAP net income and earnings per share.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Chris White at (202) 551-3461 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief